April 28, 2016

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Chou America Mutual Funds
Chou Opportunity Fund
Chou Income Fund
File Nos. 333-165300 and 811-22394
Post-Effective Amendment No. 15

Ladies and Gentlemen:

We have acted as counsel to Chou America Mutual Funds (the "Trust") in connection with the preparation of Post-Effective Amendment No. 15 to the Trust's Registration Statement on Form N-1A (the "Amendment"), and we have reviewed a copy of the Amendment being filed with the Commission.

We represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment only contains disclosure changes that are eligible under paragraph (b)(4) of Rule 485, including changes made in response to comments received from the staff of the Securities and Exchange Commission with respect to the Trust's Post-Effective Amendment No. 14.

Very truly yours,

/s/Perkins Coie LLP
Perkins Coie LLP